Exhibit 99.1

Futu Announces First Quarter 2019 Unaudited Financial Results

HONG KONG, May 24, 2019 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FHL), a leading tech-driven online brokerage platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total revenues increased 37.1% year-over-year to HK$236.4 million (US$30.1 million).

•	Total gross profit increased 45.9% year-over-year to HK$175.2 million (US$22.3 million).

•	Non-GAAP adjusted net income increased 2.5% year-over-year to HK$49.3 million (US$6.3 million). Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

•	Total number of registered clients[1] increased 68.6% year-over-year to 547,963.

•	Total number of paying clients[2] increased 59.3% year-over-year to 148,680.

•	Total number of users[3] increased 39.3% year-over-year to 5.7 million.

•	Client assets increased 20.7% year-over-year to HK$62.3 billion (US$7.9 billion).

•	Daily average revenue trades (DARTs)[4] increased 4.7% year-over-year to 105,932.

“I am proud to report strong performance in the first quarter of 2019,” said Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer. “We continued to invest heavily in our proprietary technology infrastructure which translates into unparalleled product and service extendibility as well as an ever-evolving premier user experience. In the past quarter, we launched real-time Level II US stock quotes and US IPO subscription service. As a result, our total client asset balance in US dollar accounts (in the form of either stock or cash) amounted to US$3.2 billion as of March 31, 2019, and the number of paying clients with assets in US dollar accounts increased significantly by 62.9% year-over-year. For the rest of the year, we intend to offer a number of new products for both Hong Kong and US stock markets that we believe will attract more paying clients, improve the stickiness of our existing client base and increase client wallet share.”

Mr. Li added, “We are also establishing an increasingly international presence: in the past quarter, our total paying clients increased by 59.3% year-over-year to 148,680 at a high quarterly retention rate of 98.0%. This was outpaced by the 139.5% year-over-year growth of our Hong Kong paying clients, which speaks to our ability to expand into new markets. Our user base has also been more active and engaged than ever: our average DAU grew 30.1% year-over-year. Our user base serves as the foundation for our NiuNiu Community and a pipeline for growing our client base.”

1.	The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.
2.	The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.
3.	The number of users refers to the number of user accounts registered with Futu NiuNiu applications or websites.
4.	The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, said, “Solid growth in the number of paying clients and client assets drove robust top-line growth of 37.1% year-over-year for our first quarter as a public company. As a result of our operating leverage brought by larger business scale and improved operating efficiency, our gross margin increased to 74.1% from 69.7% in the first quarter of 2018. The capital raised through our recent IPO enhanced our capital base and provided us with ample ammunition to continue to ramp up our R&D and marketing efforts. All in all, we are well positioned to implement our growth strategy in the quarters to come.”

First Quarter 2019 Operational Highlights

•	Total number of registered clients reached 547,963 as of March 31, 2019, an increase of 68.6% from March 31, 2018.

•	Total number of paying clients was 148,680 as of March 31, 2019, an increase of 59.3% from March 31, 2018.

•	Total number of users was 5.7 million as of March 31, 2019, an increase of 59.3% from March 31, 2018.

•	Total client assets were HK$62.3 billion as of March 31, 2019, an increase of 20.7% from March 31, 2018.

•	Daily average client assets were HK$57.2 billion in the first quarter of 2019, an increase of 12.9% from the same period in 2018.

•	Total trading volume was HK$223.8 billion in the first quarter of 2019, a decrease of 14.3% year-over-year and 2.3% quarter-over-quarter.

•	Daily average revenue trades (DARTs) were 105,932 in the first quarter of 2019, an increase of 4.7% from the same period in 2018.

•	Margin financing and securities lending balance was HK$3.9 billion as of March 31, 2019, a decrease of 5.7% from March 31, 2018 and an increase of 21.0% from December 31, 2018.

•

Daily average margin financing and securities lending balance reached HK$3.4 billion in the first quarter of 2019, an increase of 2.9% from the same period in 2018 and an increase of 2.5% from the fourth quarter of 2018.

First Quarter 2019 Unaudited Financial Results

Revenues

Total revenues were HK$236.4 million (US$30.1 million), an increase of 37.1% from HK$172.4 million in the first quarter of 2018.

Brokerage commission and handling charge income was HK$114.6 million (US$14.6 million), an increase of 20.9% from HK$94.8 million in the first quarter of 2018. The increase was mainly attributable to the increase in trading volume in US market as well as growth in effective fee rates.

Interest income was HK$107.9 million (US$13.7 million), an increase of 61.8% from HK$66.7 million in the first quarter of 2018. The rise was primarily due to the increase in the balance of client deposits and the improved return on such balance due to enhanced capital management and the growth in benchmark interest rates in U.S. and Hong Kong.

Other income was HK$13.9 million (US$1.8 million), an increase of 26.4% from HK$11.0 million in the first quarter of 2018. The rise was primarily due to the increase of enterprise public relations service charge income.

Costs

Total costs were HK$61.3 million (US$7.8 million), an increase of 16.8% from HK$52.3 million in the first quarter of 2018.

Brokerage commission and handling charge expenses were HK$20.9 million (US$2.7 million), an increase of 7.7% from HK$19.4 million in the first quarter of 2018. The rise was primarily due to the increase in trading volume on Futu’s platform, which was in line with the Company’s brokerage commission income.

Interest expenses were HK$20.4 million (US$2.6 million), an increase of 17.9% from HK$17.3 million in the first quarter of 2018. The rise was primarily due to the growth of the Company’s securities lending business, and the increase of effective rate of borrowings from other financial institutions.

Processing and servicing costs were HK$19.9 million (US$2.5 million), an increase of 26.8% from HK$15.7 million in the first quarter of 2018. The rise was primarily due to the increase from both market information and data fees and cloud service fee, as the Company continued to expand market data service and enhance infrastructure.

Gross Profit

Total gross profit was HK$175.2 million (US$22.3 million), an increase of 45.9% from HK$120.1 million in the first quarter of 2018.

Gross margin was 74.1%, compared with 69.7% in the first quarter of 2018. The rise was primarily due to the Company’s operating leverage brought by larger business scale and improved operating efficiency.

Operating Expenses

Total operating expenses were HK$112.9 million (US$14.4 million), an increase of 87.7% from HK$60.1 million in the first quarter of 2018.

Research and development expenses were HK$53.4 million (US$6.8 million), an increase of 73.4% from HK$30.8 million in the first quarter of 2018. The rise was primarily due to the continued increase in headcount for the Company’s research and development function to support Futu’s business growth.

Selling and marketing expenses were HK$31.9 million (US$4.1 million), an increase of 215.8% from HK$10.1 million in the first quarter of 2018. The rise was primarily due to IPO expenses allocated to this line item and higher branding and marketing spending in the first quarter of 2019.

General and administrative expenses were HK$27.5 million (US$3.5 million), an increase of 43.2% from HK$19.2 million in the first quarter of 2018. The rise was primarily due to an increase in headcount for the Company’s general and administrative personnel and higher professional service fees as the Company continued to apply for new licenses and explore new business opportunities.

Net Income

Net income was HK$45.5 million (US$5.8 million), compared with HK$45.8 million in the first quarter of 2018.

Non-GAAP adjusted net income increased by 2.5% to HK$49.3 million ($6.3 million) from HK$48.1 million in the corresponding period of 2018. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures.”

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$0.68 (US$0.09), compared with HK$0.30 in the first quarter of 2018. Diluted net income per ADS was HK$0.56 (US$0.07), compared with HK$0.24 in the first quarter of 2018. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Friday, May 24, 2019, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	800-819-0121
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	Futu

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, May 31, 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	8394377

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FHL) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8498 to US$1.00, the noon buying rate in effect on March 29, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Futu Holdings Limited

E-mail: ir@futuholdings.com

In the United States:

Tip Fleming

Christensen

Tel: +1 (917) 412 3333

E-mail: tfleming@christensenir.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2018	2019	2019
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	215,617	233,039	29,687
Cash held on behalf of clients	11,771,487	12,123,079	1,544,381
Available-for-sale financial securities	59,348	16,321	2,079
Equity method investment	—	6,855	873
Loans and advances	3,086,904	3,574,870	455,409
Receivables:
Clients	120,256	187,223	23,851
Brokers	425,849	657,184	83,720
Clearing organization	175,955	188,783	24,049
Interest	49,427	34,313	4,371
Prepaid assets	8,810	10,591	1,349
Other assets	149,279	160,235	20,415

Total assets	16,062,932	17,192,493	2,190,184

LIABILITIES
Amounts due to related parties	8,591	7,291	929
Payables:
Clients	12,304,717	12,809,939	1,631,881
Brokers	920,871	308,211	39,264
Clearing organization	—	107,039	13,636
Interest	2,405	3,601	459
Borrowings	1,576,251	1,363,747	173,730
Accrued expenses and other liabilities	149,818	182,677	23,272

Total liabilities	14,962,653	14,782,505	1,883,171

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2018	2019	2019
	HK$	HK$	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	68,072	—	—
Series A-1 convertible redeemable preferred shares	14,587	—	—
Series B convertible redeemable preferred shares	282,627	—	—
Series C convertible redeemable preferred shares	777,835	—	—
Series C-1 convertible redeemable preferred shares	107,351	—	—

Total mezzanine equity	1,250,472	—	—

SHAREHOLDERS’(DEFICIT)/EQUITY
Pre-IPO ordinary shares	31	—	—
Class A ordinary shares	—	28	4
Class B ordinary shares	—	42	5
Additional paid-in capital	—	2,513,506	320,200
Accumulated other comprehensive loss	(1,299)	(204)	(26)
Accumulated deficit	(148,925)	(103,384)	(13,170)

Total shareholders’ (deficit)/equity	(150,193)	2,409,988	307,013

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	16,062,932	17,192,493	2,190,184

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	94,772	114,639	14,604
Interest income	66,652	107,873	13,742
Other income	10,985	13,937	1,775

Total revenues	172,409	236,449	30,121

Costs
Brokerage commission and handling charge expenses	(19,364)	(20,923)	(2,665)
Interest expenses	(17,280)	(20,425)	(2,602)
Processing and servicing costs	(15,689)	(19,943)	(2,541)

Total costs	(52,333)	(61,291)	(7,808)

Total gross profit	120,076	175,158	22,313

Operating expenses
Research and development expenses	(30,809)	(53,425)	(6,806)
Selling and marketing expenses	(10,086)	(31,902)	(4,064)
General and administrative expenses	(19,207)	(27,527)	(3,507)

Total operating expenses	(60,102)	(112,854)	(14,377)

Others, net	(62)	(927)	(118)
Income before income tax expense	59,912	61,377	7,818

Income tax expense	(14,131)	(15,836)	(2,017)
Net income	45,781	45,541	5,801

Preferred shares redemption value accretion	(16,738)	—	—
Income allocation to participating preferred shareholders	(14,042)	—	—

Net income attributable to ordinary shareholder of the Company	15,001	45,541	5,801

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	HK$	HK$	US$
Net income per share attributable to ordinary shareholder of the Company
Basic	0.04	0.09	0.01
Diluted	0.03	0.07	0.01

Net income per ADS
Basic	0.30	0.68	0.09
Diluted	0.24	0.56	0.07

Weighted average number of ordinary shares used in computing net income per share
Basic	403,750,000	535,376,069	535,376,069
Diluted	508,095,915	646,254,513	646,254,513

Net income	45,781	45,541	5,801
Other comprehensive income, net of tax
Foreign currency translation adjustment	(5,432)	1,095	139

Total comprehensive income	40,349	46,636	5,940

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	HK$	HK$	US$
Net cash generated from/(used in) operating activities	734,845	(781,134)	(99,511)

Net cash (used in)/ generated from investing activities	(5,501)	28,095	3,579

Net cash generated from financing activities	835,128	1,033,300	131,635

Effect of exchange rate changes on cash, cash equivalents and restricted cash	12,983	88,753	11,306

Net increase in cash, cash equivalents and restricted cash	1,577,455	369,014	47,009

Cash, cash equivalents and restricted cash at beginning of the period	7,551,842	11,987,104	1,527,059

Cash, cash equivalents and restricted cash at end of the period	9,129,297	12,356,118	1,574,068

Cash, cash equivalents and restricted cash
Cash and cash equivalents	174,864	233,039	29,687
Cash held on behalf of clients	8,954,433	12,123,079	1,544,381

Cash, cash equivalents and restricted cash at end of the period	9,129,297	12,356,118	1,574,068

Non-cash financing activities
Accretion to preferred shares redemption value	16,738	—	—

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	HK$	HK$	US$
Net income	45,781	45,541	5,801
Add: share-based compensation expenses	2,368	3,756	478

Adjusted net income	48,149	49,297	6,279